Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

A Word From Ralph Izzo President & COO

February 14, 2005

To all PSE&G associates:

Merger update

PSEG and Exelon recently took a major step in the merger approval process by filing applications with the Federal Energy Regulatory Commission (FERC), the New Jersey Board of Public Utilities (BPU), and regulators in Illinois and Pennsylvania.

The BPU filing assures regulators that the merger will enhance competition, ensure local electric and gas reliability, and continue a strong local presence in New Jersey. I also provided written testimony about how the merger would specifically affect PSE&G, our customers, employees and the communities we serve.

We have asked the BPU and other agencies to review the filings in a timely manner so that we can complete the merger during the first quarter of 2006. In addition, we need to seek approval from nine other regulatory agencies, including the Nuclear Regulatory Commission and the U.S. Department of Justice. Stockholders will vote on the merger later this year.

Although the applications are posted on pseg.com, I’d like to highlight a few important points included in the documents:

•          Following the merger, PSE&G will become a direct subsidiary of Exelon Energy Delivery. I will remain president and chief operating officer, and continue to be responsible for PSE&G’s day-to-day operations.

•          The merger will create the opportunity for cost savings not only through the sharing of best practices, but also by eliminating duplicate functions, improving operating efficiencies and improving the purchase of supplies and materials.

•          After the costs to achieve the transaction are covered, the merger will generate savings that will help offset the rise in the cost of providing regulated electric and gas distribution service — resulting in lower customer rates than would otherwise be the case.

•          PSE&G will continue to provide safe, reliable electric and gas service at reasonable rates, and will continue to support the state’s programs promoting energy efficiency, Smart Growth, low-income customer assistance and community involvement.

•          There will be no change in any existing collective bargaining agreement as a result of the transaction. PSE&G will honor all pre-merger commitments to current or former employees, and all accrued pension and retirement obligations will be honored as well.

•          PSE&G employees will have increased opportunities for training and career development in a larger, more competitive company.

•          Exelon is committed to safe, reliable service through its utility subsidiaries, including PSE&G. The company will maintain enough operating line personnel and managers to ensure the continued provision of safe, adequate and proper utility service. We do not anticipate any reductions in field-level positions in either PSE&G’s electric or natural gas delivery functions.

We estimate that among the three utilities — ComEd, PECO and PSE&G, the merger will affect about 390 utility positions (out of 14,500 total utility positions.) These positions will likely be those that can be consolidated or shared among the companies. The transition teams will identify specific jobs, as well as the number for each utility, that could be eliminated. To the extent possible, we will manage these workforce reductions through normal attrition, retirements and not filling open positions. Typical attrition in PSE&G alone is 350 people per year.

Those transition teams will soon be hard at work across the company. Ralph LaRossa, vice president-electric delivery, will lead the Delivery team for PSEG. Ralph’s team will help shape the future organization, with an emphasis on identifying and preserving best practices that can be shared across the new utility footprint. His team will work closely with their counterparts at Exelon, led by Dick Webster, regulatory manager in Exelon Energy Delivery. There’s a special newsletter on Info Central that provides more information about the integration teams. Please print, post and use the newsletter to discuss the teams with your employees.

Before we recap 2004 year-end results, I’d like to commend your ability to stay focused on running the business safely and reliably. Your exceptional work during the cold spell in January was especially noteworthy. As the pace of merger activity quickens, it will be easy to become preoccupied and distracted from our core responsibilities. Let’s remember that only about 1 percent of our workforce will be directly involved in planning the transition. The remaining 99 percent of us have an equally, if not more, important job to do: operating the business according to our high standards.

Health and safety

We ended the year with excellent results. For the fifth time last year, the monthly OSHA index put us with the top 10 percent of our peers. Compared with 2003, the severity rate was 60 percent lower in 2004. There were also fewer motor vehicle accidents than we forecast, although we could use some additional focus in this area.

Operations

Congratulations for also exceeding all operational targets. We achieved excellent results in SAIFI (electric outage frequency), leaks per mile and leak response rate. The number of MAIFI (momentary) outages was the lowest it’s been in a decade.

Customer

Year-end customer measures were mixed. On the positive side, the duration of electric outages (CAIDI) is continuing to decline. Appliance service also delivered a strong fix-it-right performance. While the Moment of Truth survey results were above target, customer perceptions, however, continued to fall short of our expectations. Each business unit will be taking a hard look at how they influence customer perceptions, and taking appropriate action.

Financial

We finished the year in strong financial shape. Utility earnings were $13.1 million more than plan, despite lower revenues because of weather. You also did a great job keeping an eye on costs. Lower expenses from the Service Corp. helped as well.

I’m pleased to report that the Shared Savings Program pool for represented associates participating in the program will be funded at 2.63 percent. While the available pool is slightly below last year’s 3 percent, participating employees will receive more in incentive pay because of the stronger operational performance and attainment of shared savings goals. Electric delivery achieved five of six targets; transmission achieved all seven of its targets; gas delivery met all 10 targets. Employees will receive the shared savings award in their Mar. 10 paychecks. Please congratulate them. In addition, the employer factor for our PIP results was a strong 1.3 and the Corporate factor came in at 1.15 – both of which reflect the solid performance we had in 2004.

Thanks again for a safe, successful year.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.